UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F   [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: November 2, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

VIMPELCOM’S BOARD OF DIRECTORS

RECOMMENDS INTERIM DIVIDEND PAYMENT

Moscow and New York (November 2, 2009)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that its Board of Directors (the “Board”) approved convocation of an Extraordinary General Meeting of Shareholders of the Company to vote on an interim dividend payment based on the operating results for the nine months ending on September 30, 2009 (the “Shareholders Meeting”). The Shareholders Meeting will be held on December 17, 2009.

The Board recommended that the Shareholders Meeting approve interim dividends based on the operating results for the nine months ending on September 30, 2009 (calculated in accordance with Russian statutory accounting principles) in the amount of RUR 190.13 per common share of VimpelCom stock (or approximately US$0.32 per American Depositary Share (“ADS”) based on the Russian Central Bank exchange rate as of September 30, 2009), amounting to a total of approximately RUR 9.75 billion (or approximately US$324 million based on the Russian Central Bank exchange rate as of September 30, 2009), to be payable within 60 days of the approval at the Shareholders Meeting. The record date for the Company’s shareholders entitled to participate in the Shareholders Meeting and to receive interim dividends has been set for November 12, 2009. The approval of the shareholders owning more than 50% of the voting shares represented at the Shareholders Meeting is required for the payment of dividends by VimpelCom. If the dividends are approved by the requisite majority at the Shareholders Meeting, VimpelCom will, in accordance with Russian tax legislation, withhold a tax of up to 15% on the dividend amount when payable. The exact amount of the withholding will vary depending on the recipient’s legal status and jurisdiction.

Further details on the agenda and other issues related to the Shareholders Meeting will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the Shareholders Meeting.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the proposed payment of dividends. There can be no assurance that the dividends will be approved by the requisite majority at the Shareholders Meeting. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom (Moscow)	FD
Tel: +7 (495) 974-5888	Tel: +1 (617) 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com